Mail Stop 3561

August 9, 2007

Michael Enemaerke, Chief Executive Officer
Cross Atlantic Commodities, Inc.
2800 Glades Circle, Suite 124
Weston, Florida 33327

> **Re:** **Cross Atlantic Commodities, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed July 13, 2007**
> **File No. 333-140377**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2007**
> **Filed August 3, 2007**
> **Form 10-KSB for Fiscal Years Ended December 31, 2006**
> **Filed April 18, 2007**
> **File No. 0-51857**

Dear Mr. Enemaerke:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your acknowledgements at the end of your response letter dated July 13, 2007. Please revise the last bullet point of those acknowledgement to state that you may not assert staff comments "or the declaration of effectiveness" as a defense.

Amendment No. 2 to Registration Statement on Form SB-2

Selling Stockholders, page 26

2. We note your response to comment 2 in our letter dated May 30, 2007. In footnote one to your Selling Stockholder table on page 27, you state that you base your

calculations in the table on 20,549,200 shares, the number of shares of common stock outstanding as of January 30, 2007, and on page 53 you state that this same amount is outstanding as of July 11, 2007. However, we note that your most recent Form 10-Q indicates that, as of June 30, 2007, the number of outstanding shares of your common stock was 23,732,340 shares. Please clarify the amount outstanding and, if necessary, amend your table, and all other applicable sections of this document, so that your calculations are based upon the number of outstanding common shares as of the most recent practicable date.

3. In this regard, we note your response to comment 10 in our letter dated May 30, 2007. Again, please revise your calculations in footnote one so that they are based on the number of outstanding common shares as of the most recent practicable date. Also, in footnote one, please disclose the formula for calculating the percent of common shares owned prior to the offering for each selling stockholder. For example, please disclose, if true, that you added the number of outstanding shares as of the most recent practicable date to the number of shares underlying only the specific selling shareholder's notes and warrants, then you divided the number of shares underlying the specific selling shareholder's notes and warrants with the number of outstanding shares as of the most recent practicable date plus the number of shares underlying that selling shareholder's notes and warrants.

Form 10-QSB for Fiscal Quarter Ended June 30, 2007

Item 3. Controls and Procedures, page 18

4. We note your response to comment 12 in our letter dated May 30, 2007. Please revise and file an amended Form 10-QSB for the period ended June 30, 2007 to comply with prior comment 14 in our letter dated March 1, 2007. Specifically, in the first paragraph of your Controls and Procedures section on page 18, you state that the internal controls over financial reporting are defined in Rules 13a-15(f) and 15d-15(e) of the Exchange Act. Please note that disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and the internal controls over financial reporting are defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Please revise or advise.

Further, in your disclosure regarding both your disclosure controls and procedures and your internal controls over financial reporting, you state that your quarterly report on Form 10-QSB for the period ended June 30, 2007 covers "the six months ended June 30, 2007." Your quarterly report should cover only the past three months. Please revise or advise.

Exhibit 31

5. We note your response to comment 17 in our letter dated March 1, 2007. Please
    note that only in certain parts of the certification did the term "quarterly report"
    need to be replaced with "report." Therefore, in paragraph one of your
    certifications, please state, if true, that you have "reviewed this quarterly report of
    Cross Atlantic Commodities, Inc."

Form 10-KSB for Fiscal Year Ended December 31, 2006

6. We note your response to comment 13 in our letter dated May 30, 2007. Please
    revise and file an amended Form 10-KSB for the year ended December 31, 2006 to
    comply with comments 18 and 19 in our letter dated March 1, 2007.

*   *   *   *   *

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

        Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara
Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other
questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via Facsimile